  EXHIBIT 99.1

Intellipharmaceutics Regains Compliance with Nasdaq Minimum Shareholders' Equity Listing Requirements

Toronto, Ontario, October 26, 2018 Intellipharmaceutics International Inc. (NASDAQ and TSX: IPCI) (“Intellipharmaceutics” or the “Company”), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today announced that it has received a letter from the Hearings Advisor from the Nasdaq Office of General Counsel notifying the Company that it had regained compliance with Nasdaq’s stockholders’ equity requirement. The letter also informed the Company that the Company will remain subject to a “Panel Monitor” under Nasdaq Listing Rule 5815(d)(4)(A) until October 22, 2019. The letter noted that while the Company is not out of compliance with Nasdaq’s minimum bid price rule because its common shares have not traded below $1.00 for 30 consecutive trading days, the Company’s shares have closed below $1.00 since October 11, 2018, and indicated that if at any time during the monitor period the Company fails any Nasdaq listing standard, the Nasdaq Staff will issue a Staff Delisting Determination and the Hearings Department will schedule a hearing.

As background, at a hearing held on May 17, 2018, the Company presented its plan to regain and maintain compliance with Nasdaq’s continued listing requirements. The Panel then granted the Company’s request for continued listing, provided that by September 28, 2018, the Company (i) comply with Nasdaq’s $1.00 bid price requirement by having a closing bid price of over $1.00 for ten prior consecutive trading days, (ii) have a stockholders’ equity position of over $2.5 million and (iii) provide the Panel with updated financial projections demonstrating its ability to maintain compliance with the stockholders’ equity rule for the coming year. On September 12, 2018, the Company filed articles of amendment to effectuate a 1-for-10 reverse split, and the Company’s common shares began trading on each of Nasdaq and the Toronto Stock Exchange on a post-reverse split basis on September 14, 2018. As a result of the closing bid price of the Company’s common shares exceeding $1.00 for the period from September 14 to 27, 2018, the Company regained compliance with the minimum bid price requirement. On September 29, 2018, the Company was advised that its request that the Panel grant a further extension through October 17, 2018 had been granted.

There is no assurance that the Company will be able to maintain compliance with the Nasdaq continued listing standards, including Nasdaq’s minimum stockholders’ equity, minimum bid-price or other requirements during the Monitoring Period or thereafter.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to a wide range of existing and new pharmaceuticals. Intellipharmaceutics has developed several drug delivery systems based on this technology platform, with a pipeline of products (some of which have received U.S. Food and Drug Administration (“FDA”) approval) in various stages of development. The Company has abbreviated new drug application (“ANDA”) and new drug application (“NDA”) 505(b)(2) drug product candidates in its development pipeline. These include the Company’s abuse- deterrent oxycodone hydrochloride extended release formulation (“Oxycodone ER”) based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System (for which an NDA has been filed with the FDA), and Regabatin™ XR (pregabalin extended-release capsules).

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our expectations regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, and statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs and market penetration and risks or uncertainties related to our ability to realize any benefits from our recent reverse stock split and our ability to comply with the Nasdaq continued listing standards. In some cases, you can identify forward-looking statements by terminology such as “appear”, “unlikely”, “target”, "may", "will", "should", "expects", "plans", "plans to", "anticipates", "believes", "estimates", "predicts", "confident", "prospects", "potential", "continue", "intends", "look forward", "could", “would”, “projected”, “goals”, “set to”, “seeking” or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks and uncertainties relating to us and our business can be found in the "Risk Factors" section of our latest annual information form, our latest Form 20-F, and our latest Form F-1 and Form F-3 (including any documents forming a part thereof or incorporated by reference therein), as amended, as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Trademarks used herein are the property of their respective holders.

Unless the context otherwise requires, all references to "we," "us," "our," "Intellipharmaceutics," and the "Company" refer to Intellipharmaceutics International Inc. and its subsidiaries.

CONTACT INFORMATION

Company Contact:
Intellipharmaceutics International Inc.
Andrew Patient
Chief Financial Officer
416.798.3001 ext. 106
investors@intellipharmaceutics.com

Investor Contact:
ProActive Capital
Kirin Smith
646.863.6519
ksmith@pcgadvisors.com